SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3
Overseas Regulatory Announcement: Announcement on Draft A Share Option Incentive Plan	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 22, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

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The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

\

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Draft A Share Option Incentive Plan

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Draft A Share Option Incentive Plan published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, August 17, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

4

Sinopec Shanghai Petrochemical Company Limited

A Share Option Incentive Plan

(Draft)

August 2014

IMPORTANT

1.	The A Share Option Incentive Plan (Draft) (this “Plan”, or the “Share Option Plan”) of Sinopec Shanghai Petrochemical Company Limited (“SPC”, or the “Company”) is prepared in accordance with the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, the Trial Measures for Implementation of Equity Incentives by State-controlled Listed Companies (Onshore), the Notice on Issues concerning Regulating State-controlled Listed Companies’ Implementation of Equity Incentive System, the Measures for Administration of Equity Incentives of Listed Companies (for Trial Implementation), Memorandums 1-3 on Matters Relating to Equity Incentives, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and other relevant laws and regulations, as well as the Articles of Association of Sinopec Shanghai Petrochemical Company Limited.

2.	This Plan uses Share Options as a long-term incentive instrument. Each Share Option granted under this Plan is entitled to the purchase of one A share of SPC at the Exercise Price during the Term of Options, subject to satisfaction of the conditions of exercise. The source of shares to be used under this Plan will be the shares that will be issued particularly to the Participants.

3.	The Target Shares corresponding to the Share Options to be granted under this Plan will neither exceed 10% of the total number of the Company’s shares (10,800 million shares), nor exceed 10% of the total number of the Company’s A shares (7,305 million shares). The Company intends to initially grant a total of no more than 41.03 million Share Options to the Participants, and the corresponding Target Shares will account for 0.38% of the total number of the Company’s shares (10,800 million shares). After the conditions of Grant are satisfied, the Company will hold a meeting of the BOD to grant Share Options to the Participants in accordance with the relevant regulations. In the event of any capitalization of capital reserve, distribution of share dividend, share split, share reduction or share allotment in the term of Share Options, the number of Share Options and the number of Target Shares involved therein will be adjusted in accordance with the relevant provisions of this Plan.

4.	The Participants in this Plan will include the directors and Officers of the Company, as well as the key business personnel that have direct influence on or have made remarkable contributions to the Company’s overall performance and sustainable growth. The Participants in the initial scheme of Grant will be the Company’s directors, Officers and key business personnel, excluding the independent directors, the directors and the supervisors that do not concurrently serve as the Company’s Officers, and the major shareholders or actual controller each holding more than 5% shares and their spouses and immediate family members. The total number of Participants in the initial scheme of Grant under this Plan will be 228, representing 1.63% of the Company’s total Employees in 2013.

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Without the Shareholders’ Meeting’s approval by special resolution, the total number of shares that any Participant may accumulatively acquire through this Plan and other valid share incentive plans of the Company (if any) should not exceed 1% of the total number of the Company’s A shares. The expected income from the Share Options granted to each Participant under each scheme of Grant should not exceed 30% of the total remuneration for such Participant (including the expected income) at the time of the Grant of such Share Options.

5.	The term of this Plan is 10 years. The interval between each two Grants of options under each scheme of Grant within the term of this Plan will not be less than two years. The Share Options granted by each scheme of Grant under this Plan will have a 2-year waiting period from the Grant Date; there will be three exercise periods thereafter; and 40%, 30% and 30% of the options may be entitled to be exercised respectively in the first exercise period, the second exercise period and the third exercise period, subject to satisfaction of the performance requirements.

Arrangement for the exercise of the options granted:

Description of Stage	Timing	Maximum Percentage for Exercise
Grant date	To be determined by the BOD after the conditions of Grant under the Incentive Plan are satisfied

First exercise period	From the first trading day following 24 months after the Grant Date to the last trading day in 36 months after the Grant Date	40%

Second exercise period	From the first trading day following 36 months after the Grant Date to the last trading day in 48 months after the Grant Date	30%

Third exercise period	From the first trading day following 48 months after the Grant Date to the last trading day in 60 months after the Grant Date	30%

The number of options that may be exercised by a Participant is linked to his/her personal performance indicators. In accordance with the performance review method applicable to a Participant and according to the result of the review of the Participant for the last year, the Participant may exercise pro rata the Share Options that meet the conditions of exercise.

The options that fail to be entitled to be exercised for failure to meet the Performance Requirements, or the Share Options that fail to be duly exercised after the relevant exercise period will be immediately nullified, and be taken back without compensation and cancelled in a centralized manner by the Company.

Of the Share Options granted to a director or Officer under each scheme of Grant, not less than 20% should be retained for exercise after satisfactory job (or tenure) review.

The Participants in this Plan should independently fund their exercise options, and the Company undertakes not to provide loans or financial aids in any other form for any Participant to obtain the relevant interest under this Plan, including providing guarantee for their loans.

During the Term of Options for each scheme of Grant under this Plan, the maximum percentage of a Participant’s income from equity incentives under each scheme of Grant in the total remuneration for him/her (including the income from equity incentives, same for below) should not exceed 40% in principle. When the actual income from share incentives exceeds the above percentage, the outstanding Share Options should not be exercised or the income from the exercise thereof should be handed over to the Company. Within the term of this Plan, the BOD may amend this requirement based on the adjustments required by the regulatory authority.

6.	The Exercise Price of the Share Options initially granted under this Plan should not be lower than the highest of: (1) the closing price of the Company’s A shares on the trading date before the announcement of a summary of this draft Plan; (2) the average closing price of the Company’s A shares within 30 trading days before the announcement of a summary of this draft Plan; and (3) RMB4.20 per share. With respect to item (3) above, in December 2013, the Company implemented a scheme for interim distribution of cash dividends and capitalization of capital reserve and surplus fund for 2013; in July 2014, the Company implemented a scheme for cash dividend distribution for 2013; and the initial Exercise Price for the Share Options as promised by China Petroleum & Chemical Corporation in the Company’s share reform proposal in June 2013 was not less than RMB6.43/share, which has been adjusted to be not less than RMB4.20/share on an ex-rights/ex-dividend basis.

Except for the initial Grant, the Exercise Price for the Share Options under the other schemes of Grant will be the higher of:

(1)	the closing price of the Company’s A shares on the trading day before the announcement of a summary of each draft scheme of Grant; and

(2)	the average closing price of the Company’s A shares within 30 trading days before the announcement of a summary of each scheme of Grant.

The Shareholders’ Meeting authorizes the BOD to determine the Exercise Price of options in accordance with the above principles when the conditions required by each Grant of options are satisfied. In the event of any dividend payment, capitalization of capital reserve, distribution of share dividend, share split, share reduction or share allotment within the period after the announcement of the draft Plan or from the date of the announcement of a summary of each scheme of Grant to the expiry of the term of the Share Options, the Exercise Price will be adjusted in accordance with the relevant provisions of this Plan.

7.	The performance indicators for the exercise of Share Options under this Plan include: (1) weighted average return on equity (ROE); (2) increase of Net Profit attributable to the listed company’s shareholders (increase of Net Profit); (3) percentage of incomes from principal business in total operating incomes; and (4) economic value added.

The Net Profit used in calculating (1) and (2) will be determined on the basis of the Net Profits attributable to the listed company’s shareholders after deduction of nonrecurring losses and profits, and the net assets will be the net assets attributable to the listed company’s shareholders. In accordance with the Accounting Standards for Enterprises and the relevant regulations, the expenses to be provided for this Incentive Plan will be regarded as the Company’s recurring expenditure and may not be deducted as nonrecurring losses or profits in calculating the Net Profit after deduction of nonrecurring losses and profits.

8.	Particular conditions for the Grant and exercise of Share Options in the initial scheme of Grant:

Conditions for the Grant of Share Options:

For 2013, the Net Profit after deduction of nonrecurring losses and profits is not less than RMB1.6 billion; the weighted average return on equity (ROE) is not less than 6%; the percentage of incomes from principal business in total operating incomes is not less than 99%; and each of the above three indicators is not lower than the 50th percentile of the Benchmark Enterprises. The indicator economic value added should reach the target value assigned by SASAC to China Petrochemical Corporation (“Sinopec Group”) and further assigned to the Company.

The particular conditions for the exercise of the initially granted Share Options are as follows:

(1)	The Net Profit attributable to the listed company’s shareholders and the Net Profit after deduction of nonrecurring losses and profits for each year in the waiting period should not be less than the average levels for the last three fiscal years, and should not be negative;

(2)	Conditions of exercise in each exercise period:

Exercise Period	Percentage to be Exercised	Conditions of Exercise
First exercise period	40%

The ROE for 2015 is not less than 9%; the compound increase of Net Profit for 2015 is not less than 5% (with the data for 2013 as the base); the percentage of incomes from principal business in total operating incomes for 2015 is not be less than 99%; each of the above three indicators is not lower than the 75th percentile of the Benchmark Enterprises; and the economic value added reaches the target value assigned by SASAC to Sinopec Group and further assigned to the Company.

Second exercise period	30%

The ROE for 2016 is not less than 9.5%; the compound increase of Net Profit for 2016 is not less than 5% (with the data for 2013 as the base); the percentage of incomes from principal business in total operating incomes for 2016 is not be less than 99%; each of the above three indicators is not lower than the 75th percentile of the Benchmark Enterprises; and the economic value added reaches the target value assigned by SASAC to Sinopec Group and further assigned to the Company.

Third exercise period	30%

The ROE for 2017 is not less than 10%; the compound increase of Net Profit for 2017 is not less than 5% (with the data for 2013 as the base); the percentage of incomes from principal business in total operating incomes for 2017 is not be less than 99%; each of the above three indicators is not lower than the 75th percentile of the Benchmark Enterprises; and the economic value added reaches the target value assigned by SASAC to Sinopec Group and further assigned to the Company.

The Net Profit referred to in the above two indicators ROE and compound increase of Net Profit means the Net Profit after deduction of nonrecurring losses and profits. Benchmark Enterprises mean the domestic listed companies whose businesses are same as or partially same as, similar to or partially similar to the business of SPC in accordance with the Guidelines for the Industry Classification of Listed Companies published and adjusted from time to time by CSRC. In the event that the principal business of a Benchmark Enterprise changes during annual review, such Benchmark Enterprise will be removed or replaced by the BOD during year-end review.

If the Company fails to meet the Performance Requirements in a year, the corresponding options will not be exercised, without affecting the exercise of options in other years.

9.	Adjustment of the conditions of exercise in the event of equity financing:

(1)	If the Company has carried out any equity financing during the Term of Options for the purposes of using share issue as a means of payment to acquire assets, or using the proceeds thereof to acquire assets, the effect of such financing should be eliminated when determining the conditions of exercise. The particular method is as follows: in determining the conditions of exercise for an exercise period that begins in a year after the year when the equity financing is completed, the “Net Profit” used in calculating the increase of Net Profit and ROE should be the amount of Net Profit left after deduction of the profit accrued from the newly acquired assets; and the “net assets” used in calculating ROE should be the net assets left after deduction of the newly acquired assets.

(2)	If the Company has carried out any equity financing during the Term of Options not for the purposes of using share issue as a means of payment to acquire assets, or using the proceeds thereof to acquire assets, the relevant performance indicators for an exercise period that begins in a year after the year when the equity financing is completed will not be adjusted.

(3)	If the Company has carried out any equity financing during the Term of Options, and part of the shares issued is used as a means of payment to acquire assets or part of the proceeds thereof is used to acquire assets, then the effect of the part of shares used as a means of payment to acquire assets or the part of the proceeds thereof used to acquire assets should be eliminated in accordance with the provisions of paragraph (1) above; and no adjustment is required for the remaining parts in accordance with the provision of paragraph (2) above.

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10.	SPC undertakes not to provide loans or financial aids in any other form for any Participant to exercise Share Options under this Plan, including providing guarantee for their loans.

11.	After this Plan is drafted by the Remuneration and Review Committee of the BOD and approved by the BOD, this Plan may be implemented only after the following conditions are satisfied: consent of the SASAC, no objection to filing from China Securities Regulatory Commission, approval by the Company’s Shareholders’ Meeting and Class Meeting of Shareholders, and approval by the shareholders’ meeting of China Petroleum & Chemical Corporation. After the conditions of Grant for the initial scheme of Grant under this Plan are satisfied, the Company will hold a meeting of the BOD to grant options to the Participants and complete registration, announcement and other relevant procedures.

12.	The Shareholders’ Meeting authorizes the BOD to be responsible for the subsequent management of this Plan, and the BOD has the ultimate right to interpret this Plan.

IMPORTANT		i
Chapter 1	Interpretation	- 1 -
Chapter 2	General	- 3 -
Chapter 3	Basis for Determining, and Scope of, Participants of Share Options	- 4 -
Chapter 4	Source and Number of Target Shares	- 5 -
Chapter 5	Term, Grant Date, Waiting Period, Arrangement for Exercise, Lock-up Period, and Rights Attached to Share Options and Target Shares	- 6 -
Chapter 6	Exercise Price of Share Options or Methods for Determining the Exercise Price	- 11 -
Chapter 7	Conditions for the Grant and Exercise of Share Options	- 12 -
Chapter 8	Number of Share Options and Methods and Procedures for Adjusting Exercise Price	- 15 -
Chapter 9	Accounting Treatment of Share Options	- 17 -
Chapter 10	Procedures for Company to Grant Share Options and Participants to Exercise Options	- 19 -
Chapter 11	Rights and Obligations of Company and Participants	- 20 -
Chapter 12	Dealing with Special Circumstances	- 21 -
Chapter 13	Amendment and Termination of Share Option Incentive Plan	- 23 -
Chapter 14	Information Disclosure	- 24 -
Chapter 15	Supplementary Provisions	- 25 -

Chapter 1 Interpretation

In this Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan, unless otherwise stated herein, the following terms or abbreviations have the meanings set forth below:

Share Option Incentive Plan, Incentive Plan, or this Plan	means the Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan

SPC or the Company	means Sinopec Shanghai Petrochemical Company Limited

Target Shares	means the Company’s A shares that the Participants are entitled to purchase under this Plan

Share Options	means a right granted by the Company to the Participants in this Plan, the holder of which may purchase a certain amount of the Target Shares at the predetermined price and conditions in the specified period

Shareholders’ Meeting	means the shareholders’ meeting of SPC

Class Meetings of Shareholders	means SPC’s class meeting of A shareholders and class meeting of H shareholders

BOD	means SPC’s Board of Directors

BOS	means SPC’s Board of Supervisors

Remuneration and Review Committee	means the Remuneration and Review Committee under the BOD of SPC

Independent Non-executive Directors	means the directors that take no posts other than as such in the Company and have no such relationship with the Company or its major shareholders as may affect their making of independent and objective judgments

Employees	means the current employees that have signed valid labor contracts with the Company or its controlled subsidiaries

Officers	means the Company’s president, vice president, chief financial officer, secretary of the BOD and the persons that the BOD may specify or confirm from time to time according to the actual needs

Participants	means the Company’s directors and Officers that are eligible to participate in this Plan in accordance with the provisions hereof, and other persons that meet the conditions of incentives

Exercise	means a Participant’s purchase of the Target Shares at the predetermined price and conditions in the specified period in accordance with this Plan

Exercise Price	means the price determined at the time of the Grant of Share Options to the Participants, at which the Participants may purchase the Target Shares of SPC

Grant	means the Company’s grant of Share Options to a Participant under this Plan

Grant Date	means the date of the Company’s Grant of Share Options to a Participant, which date must be a trading day

Performance Requirements for Exercise	means the corporate performance indicators and the personal performance indicators determined by the Company as two conditions for the Share Option Incentive Plan

Net Profit	means the net profit attributable a listed company’s shareholders, and in this Plan, the Net Profit left after deduction of nonrecurring losses and profits should be used in calculating the increase of net profit and weighted average return on equity

ROE	means weighted average return on equity

Benchmark Enterprises	means the domestic listed companies whose businesses are same as or partially same as, similar to or partially similar to the business of SPC in accordance with the Guidelines for the Industry Classification of Listed Companies published and adjusted from time to time by CSRC.

Term of Options	means a period from the date of the Grant of any Share Option to a Participant to the date when the Share Option expires, and the Term of Options for each scheme of Grant under this Plan is five years from the Grant Date of the options under such scheme of Grant

Vesting Date	means the date when the Participants may begin exercising their options, which must be a trading day

Company Law	means the Company Law of the People’s Republic of China

Securities Law	means the Securities Law of the People’s Republic of China

Administration Measures	means the Measures for Administration of Equity Incentives of Listed Companies (for Trial Implementation)

Trial Measures	means the Trial Measures for Implementation of Equity Incentives by State-controlled Listed Companies (Onshore)

Review Management Measures	means the Measures for Management of Review of Sinopec Shanghai Petrochemical Company Limited Measures A Share Option Incentive Plan

Articles of Association	means the Articles of Association of Sinopec Shanghai Petrochemical Company Limited

CSRC	means the Securities Regulatory Commission of the People’s Republic of China

SASAC	means the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China

Shanghai Stock Exchange	means Shanghai Stock Exchange

Hong Kong Stock Exchange	means The Stock Exchange of Hong Kong Limited

RMB	means Renminbi yuan

Shanghai Listing Rules	means the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

Hong Kong Listing Rules	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Chapter 2 General

Article 1: The Company has prepared the Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (Draft) in accordance with the Company Law, the Securities Law, the Trial Measures, the Notice on Issues concerning Regulating State-controlled Listed Companies’ Implementation of Equity Incentive System, the Management Measures, the Memorandums 1-3 on Matters Relating to Equity Incentives, Shanghai Listing Rules, Hong Kong Listing Rules and other relevant laws and regulations, as well as the Articles of Association.

Article 2: Subject to review by the BOD of the Company, SASAC’s consent, and no objection to filing from CSRC, this Plan is to be implemented after approval by the Company’s Shareholders’ Meeting and Class Meeting of Shareholders, and approval by the shareholders’ meeting of China Petroleum & Chemical Corporation.

Article 3: Basic Principles Followed in Preparing This Plan

(1)	equity, fairness and openness;

(2)	combination of incentives and restrictions;

(3)	the interests of shareholders and those of the management team should be aligned to benefit the Company’s sustainable development;

(4)	the interests of shareholders should be safeguarded to bring more efficient and more sustainable returns to shareholders.

Article 4: Purpose of This Plan

The purpose is to further build up and improve the Company’s operating mechanism, build up and improve the Company’s incentive and restriction mechanisms for Officers, promote the idea of common continuous development of the Company and its management and key Employees, effectively motivate the management and the key Employees, attract and retain talented persons, enhance the Company’s competitive position in the industry, strengthen the Company’s core competitive edges, and ensure the Company’s development strategies and business objectives are accomplished.

Chapter 3 Basis for Determining, and Scope of, Participants of Share Options

Article 5: Basis for Determining Participants in This Plan

(1)	Legal basis for determining the Participants: The Participants in this Plan are determined in accordance with the Company Law, the Securities Law, the Management Measures, Shanghai Listing Rules, Hong Kong Listing Rules and other relevant laws and administrative rules as well as the relevant provisions of the Articles of Association, and according to the actual conditions of the Company.

(2)	Position-related basis for determining Participants: The Participants in this Plan include the directors and Officers of the Company, as well as its key business personnel that have direct influence on or have made remarkable contributions to the Company’s overall performance and sustainable development.

Article 6: The Participants for the initial scheme of Grant under this Plan consist of:

(1)	directors and Officers;

(2)	key business personnel at core posts.

The above Participants do not include the independent directors and the directors that do not concurrently serve as the Company’s Officers, and the major shareholders or actual controller each holding more than 5% shares and their spouses and immediate family members. The total number of Participants for the initial scheme of Grant under this Plan is 228, representing 1.63% of the Company’s total Employees in 2013.

Without the Shareholders’ Meeting’s approval by special resolution, the total number of shares that any Participant may accumulatively acquire through this Plan and other valid share incentive plans of the Company (if any) should not exceed 1% of the total number of the Company’s A shares. The maximum number of shares covered by the options granted to individuals in any period of 12 months (including exercised, cancelled and outstanding options) should not exceed 1% of the total number of the Company’s shares of the same class.

If the head of the Company’s controlling shareholder takes any post in the Company, he/she may participate in the Company’s equity incentive plans, but only if he/she does not participate in the equity incentive plans of any other listed company controlled by the Company’s controlling shareholder.

Article 7: If any of the persons set forth in Article 6 is in any of the following circumstances, this person may not be a Participant in this Plan:

(1)	this person has been publicly denounced or declared an improper candidate by Shenzhen Stock Exchange, Shanghai Stock Exchange or Hong Kong Stock Exchange in the last three years;

(2)	this person has been administratively punished by CSRC for any material violation of laws or regulations in the last three years;

(3)	this person is in a circumstance where he/she may not serve as a director, supervisor or Officer as set forth in Article 146 of the Company Law.

A Participant should undertake that: he/she is not a participant in any other listed company’s equity incentive plan when the Company grants Share Options to him/her, and he/she will not accept any other listed company’s share incentives before all the Share Options granted to him/her are exercised or cancelled; during the implementation of the Incentive Plan, if the Participant finds himself/herself in any of the above circumstances where he/she may not be a Participant, he/she will give up its right to participate in this Plan without any compensation.

Article 8: Reviewing of Participants

The Company’s BOS will review the list of Participants and report the result of checking at the next Shareholders’ Meeting.

Chapter 4 Source and Number of Target Shares

Article 9: Number of Options under This Plan and Number of Options under Initial Scheme of Grant

The Target Shares corresponding to the Share Options to be granted under this Plan will neither exceed 10% of the total number of the Company’s shares (10,800 million shares), nor exceed 10% of the total number of the Company’s A shares (7,305 million shares). The Company intends to initially grant a total of no more than 41.03 million Share Options to the Participants, and the corresponding Target Shares will account for 0.38% of the total number of the Company’s shares (10,800 million shares). Every Share Option will be entitled to the purchase of one RMB-denominated ordinary share (A share) of the Company at the predetermined Exercise Price and conditions of Exercise on the Vesting Date. After the conditions of Grant set forth in the Incentive Plan are satisfied, the Company will hold a meeting of the BOD to grant Share Options to the Participants. In the event of any capitalization of capital reserve, distribution of share dividend, share split, share reduction or share allotment in the term of the Share Options, the number of Share Options and the number of the Target Shares involved therein will be adjusted in accordance with the relevant provisions of this Plan. The expected income from the Share Options granted to each Participant under each scheme of Grant should not exceed 30% of the total remuneration for such Participant (including the expected income) at the time of the Grant of such Share Options.

Article 10: Source of Target Shares for This Plan

The Company will particularly issue A shares to the Participants, which will be used as the source of the Target Shares under this Plan.

Article 11: Allocation of Initially Granted Share Options

The allocation of the initially granted Share Options among the Participants will be as set forth in the table below:

	Item	Title	Total options to be initially granted (0,000)	Percentage in total options to be initially granted under this Plan	Percentage in total shares at the inception of this Plan
	Name
1. Directors and Officers
1	Wang Zhiqing	Chairman and President	50	1.22%	0.005%
2	Gao Jinping	Vice Chairman and Vice President	50	1.22%	0.005%
3	Ye Guohua	Executive Director and Chief Financial Officer	43	1.05%	0.004%
4	Jin Qiang	Executive Director and Vice President	43	1.05%	0.004%
5	Guo Xiaojun	Executive Director and Vice President	43	1.05%	0.004%
6	Tang Weizhong	Secretary of the BOD	25	0.61%	0.002%

Sub-total		6	254	6.20%	0.024%

2. Key Business Personnel at Core Posts
Key management personnel		141	3105	75.68%	0.288%
Key technical personnel		71	681	16.59%	0.063%
Key skill personnel		10	63	1.53%	0.006%

Sub-total		222	3849	93.80%	0.357%

Total		228	4103	100.00%	0.381%

Notes: (1) See the relevant announcement on the website of Shanghai Stock Exchange for the names and titles of the other Participants; (2) without special approval by the Shareholders’ Meeting, the total number of shares that any Participant may acquire through this Plan and other valid share incentive plans (if any) should not exceed 1% of the total number of the Company’s A shares; (3) none of the above Participants is in any circumstance where he/she may not participate in this Plan, or participates in the equity incentive plans of two or more listed companies; and (4) when the Company carries out any capitalization of capital reserve, distribution of share dividend, share split, share reduction or share allotment (or when the value of the Company’s shares is affected by any non-market factor), the amount of options granted will be correspondingly adjusted in accordance with the relevant provisions of this Plan.

Chapter 5 Term, Grant Date, Waiting period, Arrangement for Exercise, Lock-up Period, and Rights Attached to Share Options and Target Shares

Article 12: Term of Share Option Incentive Plan

The term of this Plan is ten years. The interval between each two Grants of options under each scheme of Grant within the term of this Plan shall not be less than two years. This Plan will take effect only after it has been submitted to and approved by SASAC, filed with CSRC without any objection, and deliberated and approved by the Company’s Shareholders’ Meeting and Class Meeting of Shareholders as well as the shareholders’ meeting of China Petroleum & Chemical Corporation.

Article 13: Grant Date of Share Options

The Grant Date of the Share Options under this Plan will be determined by the Company’s BOD after this Plan has been submitted to and approved by SASAC, filed with CSRC without any objection, and deliberated and approved by the Company’s Shareholders’ Meeting and Class Meeting of Shareholders as well as the shareholders’ meeting of China Petroleum & Chemical Corporation. Upon satisfaction of the conditions of Grant under in the Incentive Plan, the Company will, in accordance with relevant provisions, hold a meeting of the BOD to grant the Share Options to the Participants and complete registration, announcement and other relevant procedures. The Grant Date must be a trading day but shall not fall within the period:

(1)	from the date which is 30 days before a periodical report is published to the date which is two trading days following the announcement of the same; in the event the announcement date of the periodical report is postponed for special reasons, the foregoing period should be calculated from the date which is 30 days before the originally appointed announcement date;

(2)	from the date which is 10 days before the announcement of the Company’s estimated financial results and preliminary earnings estimate to the date which is two trading days following the announcement of the same;

(3)	from the date when efforts are made to determine a material transaction or matter to the date which is two trading days following the announcement of the transaction or matter;

(4)	from the date which is 60 days before the publication of the Company’s announcement on annual results to the date of publication of such announcement (the publication date inclusive), or from the date which is 30 days before the publication of the Company’s announcements on semi-annual and quarterly results to the date of publication of such announcements (the publication date inclusive), in the event that the Participant is a director;

(5)	from the date when the Company is aware of any inside information to the date when the relevant information is announced, or in particular, which is one month period prior to the earlier of

(i)	the date of a meeting held by the BOD to adopt any of the Company’s annual, semi-annual, quarterly and other interim results; or

(ii)	the deadline for the Company to publish its annual or semi-annual results, quarterly or any other interim results according to the Hong Kong Listing Rules; or

from the date of occurrence of other material matters which may affect share prices to the date which is two trading days after the announcement thereof.

Article 14: Waiting period

The waiting period refers to a period from the date when the Share Options are granted to the Vesting Date of the Share Options. The waiting period for each scheme of Grant hereunder shall not be less than two years.

Article 15: Vesting Date

The Participants in each scheme of Grant may not begin to exercise the Share Options granted to them until two years after the Grant Date. The Vesting Date may be any trading day within the period from the trading day following the publication of a regular report of the Company until ten trading days before the publication of the next regular report, but shall fall within the period:

(1)	from the date which is three days before the announcement of the Company’s estimated results and preliminary earnings estimate to the date which two trading days following the announcement of the same;

(2)	from the date when efforts are made to determine a material transaction or matter to the date which is two trading days following the announcement of the transaction or matter;

(3)	from the date of occurrence of other material matters which may affect share prices to two trading days after the announcement thereof; or

(4)	from the date that is sixty days before the publication of the Company’s announcement on annual results to the date of publication of such announcement (the publication date inclusive) or the period from the date that is thirty days before the publication of the Company’s announcements on semi-annual and quarterly results to the date of publication of such announcements (the publication date inclusive), in the event that the Participant is a director; the terms “material transaction”, “material matter” and “materials matters which may affect share prices” set forth above refer to transactions or other material matters that the Company is required to disclose in accordance with the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

Article 16: Arrangement for Exercise

The exercise periods refer to a three-year period as from the second anniversary of the Grant Date. There are three exercise periods under this Plan (each year being an exercise period, same for below), and 40%, 30% and 30% of the total number of options granted may be exercised respectively in the first exercise period, the second exercise period and the third exercise period, subject to satisfaction of the conditions of Exercise.

Arrangement for the Exercise of the options granted:

Description of Stage	Timing	Maximum Percentage for Exercise
Grant date	To be determined by the BOD after the conditions of Grant under the Incentive Plan are satisfied

First exercise period	From the first trading day following 24 months after the Grant Date to the last trading day in 36 months after the Grant Date	40%

Second exercise period	From the first trading day following 36 months after the Grant Date to the last trading day in 48 months after the Grant Date	30%

Third exercise period	From the first trading day following 48 months after the Grant Date to the last trading day in 60 months after the Grant Date	30%

The number of the Share Options that may be exercised by a Participant is linked to his/her personal performance indicators. In accordance with the performance review method applicable to a Participant and according to the result of the review of the Participant for the last year, the Participant may exercise pro rata the Share Options that meet the conditions of Grant.

The options that fail to be entitled to be exercised for failure to meet the Performance Requirements, or the Share Options that fail to be duly exercised after the relevant exercise period will be immediately cancelled, and be taken back without compensation and cancelled in a centralized manner by the Company.

Of the Share Options granted to a director or Officer under each scheme of Grant, not less than 20% shall be retained for Exercise after satisfactory job (or tenure) review. Whether a Participant serves as an Officer should depend on the post he/she takes in the year when the Share Options are granted; the tenure review or economic responsibility audit of such Participant refers to the tenure review or economic responsibility audit for the tenure in which the year when this Plan is granted falls.

The Participants in this Plan shall independently fund their exercise options, and the Company undertakes not to provide loans or financial aids in any other form for any Participant to obtain the relevant interest under this Plan, including providing guarantee for their loans.

During the Term of Options for each scheme of Grant under this Plan, the maximum percentage of a Participant’s income from equity incentives under each scheme of Grant in the total remuneration for him/her (including the income from equity incentives, same for below) shall not exceed 40% in principle. When the actual income from share incentives exceeds the above percentage, the outstanding Share Options shall not be exercised or the income from the exercise thereof shall be handed over to the Company. Within the term of this Plan, the BOD may amend this requirement based on the adjustments required by the regulatory authority.

Article 17: Lock-up period

A lock-up period refers to a period during which a Participant is restricted from selling the shares acquired by him/her through the Exercise of options. The lock-up provisions relating to the Share Option Incentive Plan are set out below in accordance with the Company Law, the Securities Law, Hong Kong Listing Rules, Shanghai Listing Rules and other relevant laws and regulations, as well as the Articles of Association:

(1)	In the event a Participant is a director or Officer of the Company, the number of shares transferred by him/her each year during his/her term of office shall not exceed 25% of the total number of shares held by him/her in the Company, and he/she shall not transfer the shares held by him/her in the Company within half a year after he/she leaves the Company.

(2)	In the event a Participant is a director or Officer of the Company, the income received by him/her from his/her sale of the shares held by him/her within six months after his/her acquisition of such shares or his/her acquisition of the shares in the Company within six months after his/her sale of such shares shall be disgorged to the Company and will be taken back by the Company’s BOD.

(3)	During the term of the Share Option Incentive Plan, if amendments are made to the provisions set out in the Company Law, the Securities Law, Shanghai Listing Rules, Hong Kong Listing Rules and other relevant laws and regulations as well as the Articles of Association in connection with the transfer of the shares held by the Company’s directors and Officers, then the transfer by any Participant in his/her capacity as a director or Officer of the Company of the shares held by him/her in the Company shall, at the time of transfer, be in compliance with the then applicable Company Law, Securities Law, Shanghai Listing Rules, Hong Kong Listing Rules and other relevant laws and regulations, as well as the Articles of Association.

Article 18: Rights Attached to Share Options

The Share Options are attached with no right to vote at the Company’s Shareholders’ Meeting, receive dividends, transfer or other rights (including rights arising from the liquidation of the Company).

A Participant shall enjoy no right as a shareholder by right of the options granted under the Share Option Incentive Plan, and the rights of shareholders relate to the shares corresponding to the options and will be vested in the Participant only when such shares are actually allotted and issued to him/her as a result of his/her Exercise of the options.

Article 19: Rights attached to Target Shares

No shares corresponding to those options that have not been exercised are entitled to receive any dividend or distribution payable.

Subject to the foregoing provisions, the shares to be allotted and issued as a result of the Exercise of the corresponding options will submit to all the provisions of the Company’s Articles of Association then in effect and rank pari passu in all respects with all the existing and outstanding shares being credited as fully paid-up as of the day when the shares are allotted and issued as a result of the Exercise of the corresponding options, i.e. having the same right to vote, receive dividends, transfer or other rights (including rights arising from the liquidation of the Company), and (subject to the generality of the foregoing) will entitle the holders of them to receive all dividends or other distribution declared or made on or after the day when the shares are allotted and issued, provided, however, that the holders of them shall have no right to receive such dividends or distribution if the record date for any dividend or distribution that will be declared or made as announced, proposed or resolved precedes the date of allotment and issue of the shares.

Chapter 6 Exercise Price of Share Options or Methods for Determining the Exercise Price

Article 20: Determination of Exercise Price of Initially Granted Share Options

The Exercise Price of the initially granted Share Options will not be lower than the highest of

(1)	the closing price of the Company’s A shares on the trading day before the announcement of a summary of this draft Plan;

(2)	the average closing price of the Company’s A shares within 30 trading days before the announcement of a summary of this draft Plan;

(3)	RMB4.20 per share. In June 2013, China Petroleum & Chemical Corporation promised in the Company’s share reform proposal that it would request SPC’s BOD to propose the Share Option Incentive Plan with an initial exercise price of not less than RMB6.43/share (subject to adjustment if any event triggering the exclusion of rights and dividends occurs prior to the announcement of the draft Share Option Incentive Plan), provided that the relevant rules promulgated by SASAC and CSRC are observed. Because the Company implemented a scheme for interim distribution of cash dividends and capitalization of capital reserve and surplus fund for 2013 in December 2013 and a scheme for cash dividend distribution for 2013 in July 2014, the initial exercise price of the Share Options set out above has been adjusted from no less than RMB6.43 per share to be not less than RMB4.20 per share.

The Shareholders’ Meeting authorizes the BOD to determine the Exercise Price of options in accordance with the above principle when the conditions required by the initial Grant of options are satisfied. Upon satisfaction of the conditions of Exercise, each option granted to A Participant may entitle the Participant to purchase one A share of the Company at the Exercise Price.

Article 21: Determination of Exercise Price of Share Options under the Other Schemes of Grant except the Initial Grant

Except the initial Grant, the Exercise Price of the Share Options under the other schemes of Grant will be the higher of:

(1)	the closing price of the Company’s A shares on the trading day before the announcement of a summary of each draft scheme of Grant; and

(2)	the average closing price of the Company’s A shares within 30 trading days before the announcement of a summary of each scheme of Grant.

The Shareholders’ Meeting authorizes the BOD to determine the Exercise Price of options in accordance with the above principle when the conditions required by each Grant of options are satisfied.

Article 22: Adjustment to Exercise Price of Share Options

In the event of any dividend payment, capitalization of capital reserve, distribution of share dividend, share split, share reduction or share allotment within the period after the announcement of the draft Plan or from the date of the announcement of a summary of each scheme of Grant to the expiry of the term of the Share Options, the Exercise Price will be adjusted in accordance with the relevant provisions of this Plan.

Chapter 7 Conditions for the Grant and Exercise of Share Options

Article 23: Conditions for the Grant of Share Options

The Company may grant Share Options to a Participant in accordance with this Plan only when the Company and the Participant are not in any of the following circumstances:

(1)	SPC is not in any of the following circumstances:

(i)	a negative opinion is given or no opinion can be given by a certified public accountant to SPC’s financial report for the last fiscal year;

(ii)	SPC has been administratively punished by CSRC for any material violation of laws or regulations in the last year; and

(iii)	SPC is in any other circumstances specified by CSRC.

(2)	The Participant is not in any of the following circumstances:

(i)	the Participant has been publicly denounced or declared an improper candidate by Shenzhen Stock Exchange, Shanghai Stock Exchange or Hong Kong Stock Exchange in the last three years;

(ii)	the Participant has been administratively punished by CSRC for any material violation of laws or regulations in the last three years;

(iii)	the Participant may not to serve as a director or Officer of SPC according to the Company Law; and

(iv)	the BOD of the Company finds the Participant is otherwise in violation of the relevant rules of the Company.

Article 24: The performance indicators for the Grant of Share Options include:

(1)	weighted average return on equity;

(2)	increase of Net Profit attributable to the listed company’s shareholders (increase of Net Profit);

(3)	percentage of incomes from principal business in total operating incomes; and

(4)	economic value added.

The Net Profit used in calculating (1) and (2) will be determined on the basis of the Net Profit after deduction of nonrecurring losses and profits, and the equity will be the net assets attributable to the listed company’s shareholders. In accordance with the Accounting Standards for Enterprises and the relevant regulations, the costs reserved for this Incentive Plan will be regarded as the Company’s recurring expenditure and may not be deducted as nonrecurring losses or profits in calculating the Net Profit after deduction of nonrecurring losses and profits. Economic value added means the portion of annual after-tax operating profit left after all the capital costs for equity and debt investments, are deducted, and an enterprise’s economic value added should be calculated in accordance with the Interim Measures for Assessment of the Operational Performance of Persons in Charge of Central Enterprises (Decree 30 of the State-owned Assets Supervision and Administration Commission of the State Council).

Article 25: Corporate Performance Requirements for the Initial Grant of Share Options

For 2013, the Net Profit after deduction of nonrecurring losses and profits is not less than RMB1.6 billion; the weighted average return on equity is not less than 6%; the percentage of incomes from principal business in total operating incomes is not less than 99%; and each of the above three indicators is not lower than the 50th percentile of the Benchmark Enterprises. The economic value added should reach the target value assigned by SASAC to Sinopec Group and further assigned to the Company.

The corporate performance requirements for the Exercise of Share Options under the initial scheme of Grant are as follows:

(1)	The Net Profit attributable to the listed company’s shareholders and the Net Profit after deduction of nonrecurring losses and profits for each year in the waiting period should not be less than the average levels for the last three fiscal years, and should not be negative;

(2)	Conditions of Exercise for each exercise period of the initially granted Share Options :

Exercise Period	Conditions of Exercise
First exercise period	The ROE for 2015 is not less than 9%; the compound increase of Net Profit for 2015 is not less than 5% (with the data for 2013 as the base); the percentage of incomes from principal business in total operating incomes for 2015 is not be less than 99%; each of the above three indicators is not lower than the 75th percentile of the Benchmark Enterprises; and the economic value added reaches the target value assigned by SASAC to Sinopec Group and further assigned to the Company.

Second exercise period	The ROE for 2016 is not less than 9.5%; the compound increase of Net Profit for 2016 is not less than 5% (with the data for 2013 as the base); the percentage of incomes from principal business in total operating incomes for 2016 is not be less than 99%; each of the above three indicators is not lower than the 75th percentile of the Benchmark Enterprises; and the economic value added reaches the target value assigned by SASAC to Sinopec Group and further assigned to the Company.

Third exercise period	The ROE for 2017 is not less than 10%; the compound increase of Net Profit for 2017 is not less than 5% (with the data for 2013 as the base); the percentage of incomes from principal business in total operating incomes for 2017 is not be less than 99%; each of the above three indicators is not lower than the 75th percentile of the Benchmark Enterprises; and the economic value added reaches the target value assigned by SASAC to Sinopec Group and further assigned to the Company.

The Net Profit referred to in the above two indicators ROE and compound increase of Net Profit means the Net Profit after deduction of nonrecurring losses and profits. Benchmark Enterprises mean the domestic listed companies whose businesses are same as or partially same as, similar to or partially similar to the business of SPC in accordance with the Guidelines for the Industry Classification of Listed Companies published and adjusted from time to time by CSRC. In the event that the principal business of a Benchmark Enterprise changes during annual review, such Benchmark Enterprise will be removed or replaced by the BOD during year-end review.

A list of the Benchmark Enterprises is attached hereto.

The failure of the Company’s performance to meet the above requirements in a year to which an exercise period corresponds does not affect the Exercise of the Company’s Share Options in other years.

Article 26: Special Provisions on the Company’s Equity Financing During the Term of Options

(1)	If the Company has carried out any equity financing during the Term of Options for the purposes of using share issue as a means of payment to acquire assets, or using the proceeds thereof to acquire assets, the effect of such financing should be eliminated when determining the conditions of Exercise. The particular method is as follows: in determining the conditions of Exercise for an exercise period that begins in a year after the year when the equity financing is completed, the “Net Profit” used in calculating the increase of Net Profit and ROE should be the amount of Net Profit left after deduction of the profit accrued from the newly acquired assets; and the “net assets” used in calculating ROE should be the net assets left after deduction of the newly acquired assets.

(2)	If the Company has carried out any equity financing during the Term of Options not for the purposes of using share issue as a means of payment to acquire assets, or using the proceeds thereof to acquire assets, the relevant performance indicators for an exercise period that begins in a year after the year when the equity financing is completed will not be adjusted.

(3)	If the Company has carried out any equity financing during the Term of Options, and part of the shares issued is used as a means of payment to acquire assets or part of the proceeds thereof is used to acquire assets, then the effect of the part of shares used as a means of payment to acquire assets or the part of the proceeds thereof used to acquire assets should be eliminated in accordance with the provisions of paragraph (1) above; and no adjustment is required for the remaining parts in accordance with the provision of paragraph (2) above.

Article 27: Conditions Precedent to Exercise by An Individual Participant

(1)	The Company meets the Performance Requirements for Exercise and other conditions;

(2)	The Participant has not been in any of the circumstances set forth in Article 23(2) as of the current exercise period within the term of this Plan; and

(3)	The Participant has got a rating of “Qualified” or above in the performance review for the last year in accordance with the Review Management Measures.

If meeting the above conditions precedent, a Participant may exercise all his/her options exercisable in the corresponding exercise period. If failing to meet the conditions precedent set forth in paragraph (2) above, the Participant will give up its right to participate in this Plan without any compensation; if failing to meeting the conditions precedent set forth in paragraph (3) above, the options that have already been granted to him/her and can be exercised in the corresponding exercise period will be taken back and cancelled by the Company without compensation.

Chapter 8 Number of Share Options and Methods and Procedures for Adjusting Exercise Price

Article 28: Methods for adjusting the number of Share Options

In the event of any dividend payment, capitalization of capital reserve, distribution of share dividend, share split, share reduction or share allotment within the period after the announcement of the draft Plan or from the date of the announcement of a summary of each scheme of Grant to the expiry of the term of the Share Options, the number of Share Options will be adjusted accordingly by using the methods set out below:

(1)	In the event of capitalization of capital reserve, distribution of share dividend, share split:

Q=Q0×(1+n)

In the above formula: Q0 refers to the number of the Share Options before adjustment; n refers to the ratio used for the number of shares distributed on each share as a result of capitalization of capital reserve, the number of shares distributed as dividend on each share, or the number of additional shares issued as a result of share split for each share (i.e. the number of shares increased for each share upon the capitalization of capital reserve, distribution of share dividend or share split); Q refers to the number of the Share Options after adjustment.

(2)	In the event of share allotment

Q=Q0×P1×(1+n)/(P1+P2×n)

In the above formula: Q0 refers to the number of the Share Options before adjustment; P1 refers to the closing price on the record date; P2 refers to the price for share allotment; n refers to the allotment ratio (i.e. the ratio of the number of shares to be allotted to the Company’s total share capital before the share allotment); Q refers to the number of the Share Options after adjustment.

(3)	In the event of share reduction

Q=Q0×n

In the above formula: Q0 refers to the number of the Share Options before adjustment; n refers to the ratio for the share reduction (i.e. one share of the Company’s shares will be reduced to n share); Q refers to the number of the Share Options after adjustment.

Article 29: Methods for adjusting Exercise Price

In the event of any dividend payment, capitalization of capital reserve, distribution of share dividend, share split, share reduction or share allotment within the period after the announcement of the draft Plan or from the date of the announcement of a summary of each scheme of Grant to the expiry of the term of the Share Options, the Exercise Price will be adjusted accordingly by using the methods set out below:

(1)	In the event of capitalization of capital reserve, distribution of share dividend, share split:

P=P0÷(1+n)

In the above formula: P0 refers to the exercise price before adjustment; n refers to the ratio used for the number of shares distributed on each share as a result of capitalization of capital reserve, the number of shares distributed as dividend on each share, or the number of additional shares increased as a result of share split for each share; P refers to the exercise price after adjustment

(2)	In the event of share allotment

P=P0×(P1+P2×n)/[P1×(1+n)]

In the above formula: P0 refers to the exercise price before adjustment; P1 refers to the closing price on the record date; P2 refers to the price for share allotment; n refers to the allotment ratio (i.e., the ratio of the number of allotted shares to the total number of shares in the Company); Q refers to the exercise price after adjustment.

(3)	In the event of share reduction

P=P0÷n

In the above formula: P0 refers to the Exercise Price before adjustment; n refers to the ratio used for the share reduction; P refers to the Exercise Price after adjustment.

(4)	In the event of payment of dividend

P=P0-V

In the above formula: P0 refers to the Exercise Price before adjustment; V refers to the amount of dividend paid for each share; P refers to the Exercise Price after adjustment.

Article 30: Procedures of adjustment

The Company’s Shareholders’ Meeting and/or Class Meeting of Shareholders authorize the Company’s BOD to decide to adjust the Exercise Price and the number of Share Options under the circumstances set forth above. The Company shall engage a counsel to issue professional opinions on whether the above adjustment complies with the provisions of the Administration Measures, the Articles of Association and the Share Option Incentive Plan. In the event it is necessary to adjust the number of Share Options, the Exercise Price or other provisions due to other reasons, the adjustment will be implemented after being deliberated by the BOD and approved by the Shareholders’ Meeting and/or Class Meeting of Shareholders.

If any adjustment is made under any of the circumstances set forth above or in order to comply with Rule 17.03(13) of Hong Kong Listing Rules, shares must be issued to a Participant in the same proportion of such person’s original equity interest, provided that no adjustment may cause the offering price per share to be lower than the net asset value or par value per share. As to any adjustment made under any of the circumstances set out above or in order to comply with Rule 17.03(13) of Hong Kong Listing Rules (other than any adjustment made in connection with share issue as a result of capitalization), the independent financial advisor or the Company’s auditor will submit a written instrument to the BOD to confirm that such adjustment is in compliance with the provisions set forth in the note to Rule 17.03(13) of Hong Kong Listing Rules.

Chapter 9 Accounting Treatment of Share Options

Article 31: Principles of accounting treatment of Share Options

In accordance with the Accounting Standards for Enterprises and the application guidelines thereof, the major accounting policies adopted by the Company in relation to the Share Options granted to the Participants are set out below:

(1)	The equity-settled share-based payment in return for a Participant’s services shall be measured at the fair value of the equity instruments granted to the Participant.

(2)	As to an equity-settled share-based payment in return for a Participant’s services, if the Exercise cannot be effectuated until the services in the waiting period have been completed or the prescribed Performance Requirements have been satisfied, then on each balance sheet date within the waiting period, the services received in the current period shall, based on the best estimate of the number of vested equity instruments, be recorded as the cost for relevant assets or the expenses of the current period, as costs in the item of recurrent profits and losses and as capital reserves at the fair value of the equity instruments as of the Grant Date.

Article 32: Specific methods for accounting treatment of Share Options

(1)	Accounting treatment on the Grant Date: No accounting treatment is needed since the Share Options cannot be exercised on the Grant Date;

(2)	Accounting treatment within the waiting period: On each balance sheet date, the Company will, based on the best estimate of the number of vested Share Options, include the services received in the current period as the cost of relevant asset or the expenses of the current period, and also as the capital reserves at the fair value of the Share Options as of the Grant Date;

(3)	Accounting treatment after the Vesting Date: No adjustment will be made to relevant costs or expenses and the total amount of owner’s equity interests that have been recognized. On each balance sheet date, the costs of the options payable for the current period will be amortized.

(4)	Accounting treatment upon Exercise: Share capital and share premium will be recognized according to implementation of the Exercise, and the capital reserves recognized during the waiting period shall be carried forward.

Article 33: Model selection for estimating the value of the options under the initial scheme of Grant

The Company will use the Black-Scholess model to estimate the fair value of the Share Options to be initially granted under this Plan. Based on data about SPC’s A shares, the presumed values of relevant parameters are set out below:

(1)	Initial Exercise Price: The initial Exercise Price will be determined pursuant to the methods for determining the Exercise Price of the Share Options under the initial scheme of Grant, currently presumed to be RMB4.20/share;

(2)	Price on Grant Date: The price on Grant Date is temporarily fixed at RMB4.20/share, and the final fair value of the Share Options will be the closing price of the Company’s A shares on the Grant Date;

(3)	Exercise period: The exercise period consists of the first exercise period, the second exercise period, and the third exercise period, i.e. the Participants should complete the Exercise of the options granted to them in the third year, the fourth year and the fifth year after the Grant Date, respectively;

(4)	Anticipated volatility: According to the historical volatility of SPC’s A shares, the volatility is temporarily anticipated to be 25%;

(5)	Risk-free rate of return: The presumed risk-free rates of return for the first exercise period, the second exercise period and the third exercise period are 2.7570%, 3.6961% and 4.1319%, respectively.

According to the parameters set out above, the weighted average fair value of the Share Options initially granted by the Company will be RMB1.06/share, meaning the total fair value of the options initially granted will be RMB43.5646 million.

Article 34: Methods for amortizing costs of options granted

In accordance with the relevant provisions of the Accounting Standards for Enterprises (No. 11 – Share-based Payment), on each balance sheet date within the waiting period, the Company will, pursuant to the latest information obtained by it in relation to changes of the number of persons entitled to exercise options, accomplishment of performance indicators and other subsequent information, revise the anticipated number of Share Options that are entitled to be exercised, and include the services received in the current period in the relevant costs or expenses and capital reserves at the fair value of the Share Options as of the Grant Date. Based on the above, the amortization of the costs of the Share Options initially granted in the coming years is listed as follows (assuming the Grant will be completed in early December 2014):

Number of options (10,000)	Weighted average fair value (RMB)	Costs of options (RMB10,000)	2014 (RMB10,000)	2015 (RMB10,000)	2016 (RMB10,000)	2017 (RMB10,000)	2018 (RMB10,000)
4103	1.06	4356.46	129.87	1558.41	1498.89	806.77	362.53

Note: As influenced by the predictive nature of the anticipated number of options entitled to be exercised and the fair value of the options as of the Grant date, the currently anticipated total cost of the options may differ from the total cost of the options actually granted. The actual accounting cost shall be re-estimated according to the actual share price, volatility and other parameters on the Grant Date determined by the BOD and confirmed by the Company’s auditor.

Chapter 10 Procedures for Company to Grant Share Options and Participants to Exercise Options

Article 35: Subject to SASAC’s consent and no objection to filing from CSRC, this Plan will be submitted the Company’s Shareholders’ Meeting, Class Meeting of Shareholders and the Shareholders’ Meeting of China Petroleum & Chemical Corporation. While this Plan is put to a vote at the Shareholders’ Meeting, Independent Non-executive Directors shall solicit proxies from all shareholders in relation to this Plan, and the Company should, apart from voting on the spot, provide voting online.

Article 36: During the term of this Plan, the Company shall grant Share Options to the Participants on the Grant Date according to this Plan. For initial Grant of Share Options, upon satisfaction of the conditions for initial Grant of Share Options under this Plan, the Company shall hold a board meeting to grant Share Options to the Participants, and shall undergo registration, announcement and other procedures. Apart from the initial Grant, any other Grant (if any) shall be reviewed by BOD meetings, and, subject to SASAC’s consent and no objection to filing from CSRC, be approved according to applicable laws, regulations and rules of competent authorities.

Article 37: Upon grant of Share Options, the Company and the Participants shall enter into Share Options Grant Agreement to set forth the parties’ rights and obligations. Share Options Grant Agreement shall also serve as the certificate of Grant of Share Options, and shall state such information including name, ID number, address, contact information, serial number of Share Options Grant Agreement, related notices, etc. The Company shall prepare an Incentive Plan Registry to record related information according to Share Options Grant Agreement signed by the Participants.

Article 38: Share Option holders shall, when Share Options are effective and during the Term of Option, submit an Application for Exercise to confirm the number of shares and exercising prices with the Company and pay corresponding share purchase prices. The Application for Exercise shall state the number of shares to be exercised, exercising price and other trading information.

Article 39: The Company shall verify and acknowledge the Application for Exercise submitted by each holder of the Share Options and issue shares to the Participants according to the applications, and complete registration with Shanghai Branch of China Securities Depository and Clearing Corporation Limited.

Chapter 11 Rights and Obligations of Company and Participants

Article 40: Rights and obligations of the Company

(1)	The Company shall be entitled to interpret and implement this Plan, review the performance of the Participants, and supervise and verify whether the Participants are qualified for further exercise of their Share Options.

(2)	The Company undertakes not to provide loans or other financial assistance in any other form, including guaranty over the loan, for the Participants to exercise their Share Options under this Plan.

(3)	The Company shall promptly perform such obligations as filing and information disclosure in relation to Share Options as required by applicable regulations.

(4)	The Company shall positively assist qualified Plan Participants in exercising their options according to the Share Option Incentive Plan as well as the regulations of CSRC, Shanghai Stock Exchange, Shanghai Branch of China Securities Depository and Clearing Corporation Limited. The Company shall not be liable for any failure to exercise any Share Options as desired by the Participants or any loss thus caused due to the reasons attributable to CSRC, Shanghai Stock Exchange and/or Shanghai Branch of China Securities Depository and Clearing Corporation Limited.

(5)	Other related rights and obligations set forth in applicable laws and regulations.

Article 41: Rights and obligations of Participants

(1)	The Participants shall duly discharge their diligence required of their positions, abide by professional ethics and make due contributions to the development of the Company.

(2)	The Participants can choose to exercise or not to exercise the Share Options, and decide, at their discretion, the number of shares to be exercised within the exercising quota.

(3)	The Participants are entitled to and shall exercise their rights according to the incentive plan and shall lock up the shares as required.

(4)	The Participants shall finance their own payment required for the exercise under the incentive plan.

(5)	The Participants may exercise their vesting rights on multiple occasions during an exercise period, with prompt submission of the Application for Exercise to the Company and preparation of closing payments.

(6)	The Participants shall not transfer Share Options they are granted or use such options to guarantee to repay debts.

(7)	The Participants shall pay individual income tax and other taxes for the gains obtained from Share Options according to tax law.

(8)	Other related rights and obligations set forth in applicable laws and regulations

Chapter 12 Dealing with Special Circumstances

Article 42: Change of the largest shareholder of the Company

Where the Company’s largest shareholder has changed due to restructuring and/or acquisition, the existing largest shareholder must warrant in the share transfer agreement (or other agreement resulting in change of the largest shareholder) that the new largest shareholder shall promise to maintain the original incentive plan unchanged, effectively implement and finally complete this Plan, which promise shall be an integral part of the agreement.

Article 43: Merger and/or division of the Company

In case of merger and/or division of the Company, the parties concerned shall undertake to continue performing this Plan in the merger and/or division agreement, adjust the Plan according to actual situation, but shall not change the Participants, or number of shares granted under this Plan or exercising prices or conditions without due cause.

Article 44: If any of the following events occurs to the Company, this Plan shall be terminated, and the Share Options granted but yet to be exercised by the Participants shall be terminated and voided and shall be reclaimed by the Company without compensation for cancellation:

(1)	a negative opinion is given or no opinion can be given by a certified public accountant to SPC’s financial report for the last fiscal year;

(2)	the Company has received any administrative punishment by CSRC for any material violation of laws or regulations in the last year; and

(3)	the Company is in any other circumstances specified by CSRC.

Article 45: False statement in financial data of the Company

Where there are false statements in financial documents of the Company, the Participant accountable for the false statement shall, within 12 months from the date the financial accounting document is announced, refund all the benefit obtained under this Plan to the Company, and the remaining Share Options yet to be vested by the Participant shall be voided in its entirety.

Article 46: Change in personal circumstances of Participants

(1)	If any of the following events occurs to a Participant, then on the date of occurrence of such event, the Participant’s Share Options that have been authorized to be exercised but are yet to be exercised will be terminated for Exercise, and the Participant’s options that have not been authorized to be exercised shall be voided:

(i)	the Participant has been publicly denounced or declared an improper candidate by the stock exchange;

(ii)	the Participant has been administratively punished by CSRC for any material violation of laws or regulations in the last three years;

(iii)	the Participant is subject to criminal penalty or disciplinary penalty by the Company due to violation of laws/regulations or internal rules of the Company;

(iv)	the Participant caused material economic loss to the Company due to violation of applicable PRC laws, administrative regulations or the Articles of Association;

(v)	the Participant is removed from his/her position by the Company due to breach of internal rules of the Company constituting major violation;

(vi)	Other circumstance stipulated by the Remuneration and Review Committee.

During the term of this Plan, if a Participant has dereliction or negligence activities which have harmed the interests or reputation of the Company and is given disciplinary sanction of demerit record or above (other than the situations in (iv), (v) or (vi) above), the Participant shall not be allowed to exercise the Share Options granted in the most recent exercise period; the options corresponding to the Target Shares that have been authorized to be exercised but are yet to be exercised in the relevant exercise period will not be authorized to be exercised in subsequent exercise periods and will be completely voided.

(2)	If any of the following events occurs to a Participant, then on the date of occurrence of the event, the Participant’s Share Options that have been authorized to be exercised but are yet to be exercised shall be terminated for Exercise, and the Participant’s options that have not been authorized to be exercised shall be voided:

(i)	the Participant unilaterally proposes a termination or cancellation of the labor contract or employment contract executed with the Company;

(ii)	the Participant is transferred from the Company and no longer holds any position with the Company according to the arrangement by related organization;

(iii)	the Participant is demoted to a less responsible position or is dismissed for unqualified performance and other reasons;

(iv)	the Participant becomes an independent director or supervisor or hold other position that is not eligible for the share incentive option;

(v)	Other circumstances stipulated by Remuneration and Review Committee.

(3)	If any of the following events occurs to a Participant, the Participant’s Share Options that have been authorized to be exercised but are yet to be exercised shall be exercised by him/her or his/her lawful heir within six months, and the Participant’s options that have not been authorized to be exercised shall be voided:

(i)	the Participant dies or becomes unable to work;

(ii)	the Participant retires;

(iii)	the labor contract/employment contract executed by the Participant with the Company is early terminated upon agreement with the Company, or either party proposes not to renew the labor contract/employment contract upon expiry thereof and the other party agrees to the proposal;

(iv)	Other circumstances verified by the Remuneration and Review Committee

(4)	Other situation not specially provided shall be decided by the Remuneration and Review Committee and be dealt with accordingly.

Chapter 13 Amendment and Termination of Share Option Incentive Plan

Article 47: Amendment and Termination of Share Option Incentive Plan

(1)	The Shareholders’ Meeting, as the Company’s supreme organ of power, is responsible for deliberating and approving this Plan. The Shareholders’ Meeting authorizes the BOD to be responsible for the implementation and management of this Plan. The BOD may, according to the particular circumstances, expressly authorize the Remuneration and Review Committee to deal with some matters concerning Share Options.

(2)	The BOD may, in accordance with the provisions of laws and regulations, amend this Plan, and file the amendment with SASAC and CSRC. In the event that the Company needs to adjust the number of options to be granted or the Exercise Price due to a change in its total shares resulting from any new share issue, capitalization of capital reserve, merger, division or repurchase, or due to any other reason, this Plan should be refiled with SASAC and then decided by the BOD. Before the Company’s Shareholders’ Meeting and Class Meeting of Shareholders are held to approve this Plan, the Company may amend this Plan at the request of the regulatory authorities of PRC and/or Hong Kong. If any provisions of this Plan conflicts with any provision of or relevant amendment to the relevant laws, regulations, agreements, or rules of Shanghai Stock Exchange or Hong Kong Stock Exchange, the provisions of the relevant laws, regulations, agreements, or rules of Shanghai Stock Exchange or Hong Kong Stock Exchange should prevail.

In the following circumstances, any amendment to this Plan is subject to approval by the Shareholders’ Meeting and/or the Class Meeting of Shareholders: (i) the relevant laws, regulations, relevant agreements, or rules of Shanghai Stock Exchange or Hong Kong Stock Exchange require that certain amendments to this Plan are subject to approval by the Shareholders’ Meeting and/or the Class Meeting of Shareholders, or by CSRC, or by Shanghai Stock Exchange or Hong Kong Stock Exchange; (ii) the amendment relates to the matter set forth in Rule 17.03 of the Hong Kong Listing Rules and is beneficial to the Participants; (iii) the amendment is substantial with respect to the provisions of this Plan or the terms of the granted Share Options; or (iv) the amendment relates to the BOD’s power to amend the terms of this Plan.

(3)	When this Plan needs to be terminated before its expiry, the BOD of the Company should request the Shareholders’ Meeting to resolve to terminate this Plan before its expiry. If the Shareholders’ Meeting resolves to terminate this Plan before its expiry, the Company will cease to grant any Share Options under this Plan. Except as set forth in Article 42 of this Plan, the Share Options granted before the termination of this Plan should remain valid and may be exercised in accordance with the provisions of this Plan.

(4)	When a Participant experiences certain personal changes or when a Participant is held liable for any misstatement in the Company’s financial or accounting documents, the BOD’s Remuneration and Review Committee will deal with the relevant matters.

Chapter 14 Information Disclosure

Article 48: The Company will regularly disclose in its regular reports information about the implementation of this Plan in the disclosure period, including:

(1)	the scope of Participants in the reporting period;

(2)	the numbers of Share Options that have been granted, have been exercised and have expired in the reporting period;

(3)	the aggregate number of granted but outstanding Share Options as of the end of the reporting period;

(4)	all adjustments made to the number of options and Exercise Price in the reporting period, and the latest number of options and Exercise Price as adjusted;

(5)	the names and titles of directors and Officers, all the Grants of Share Options to them, and their Exercises of Share Options in the reporting period;

(6)	changes in capital shares resulting from the Participants’ exercise of options;

(7)	accounting process for share incentives; and

(8)	other information that should be disclosed in regular reports.

Article 49: The Company will make an information disclosure in two trading days after:

(1)	this Plan is amended; or

(2)	there’s any change in this Plan due to, among other things, any acquisition, merger or division by or of the Company.

Chapter 15 Supplementary Provisions

Article 50: This Plan should not take effect only after it has been:

(1)	submitted by the state-owned actual controller of the Company to, and approved by, SASAC;

(2)	filed with CSRC without any objection;

(3)	approved by the Company’s Shareholders’ Meeting and Class Meeting of Shareholders; and

(4)	deliberated and approved by the shareholders’ meeting of the Company’s controlling shareholder China Petroleum & Chemical Corporation.

Article 51: If the relevant provisions in this Plan conflict with any of the relevant laws, regulations, administrative rules or normative documents of the state, the relevant laws, regulations and administrative rules of the state should be followed. With respect to the matters on which this Plan contains no express provisions, the relevant laws, regulations, administrative rules and normative documents of the state should prevail.

Article 52: The BOD of the Company is responsible for interpreting this Plan.

Article 53: The shares issued by the Company when any Share Option granted under this Plan is exercised should comply with all the provisions of the Articles of Association in effect then, and should be pari passu in all aspects with the Company’s issued and fully paid-up A shares as of the same day of share issue. The Participants are entitled to participate in all the dividend or other distributions declared, paid or made on or after the same day of share issue; if the Company’s resolution on the declaration, payment or making of any dividend or other distribution is made before the date of share issue, any dividend or other distribution declared, proposed or resolved to be paid or made before the date of share issue shall be excluded, provided that the Participants are subject to the provisions on lock-up period (if applicable) set forth in this Plan.

Sinopec Shanghai Petrochemical Company Limited

August 15, 2014

Schedule

List of Benchmark Enterprises

Name of Security	Name of Main Products	Aggregate Operating Income in 2013 (in RMB100 million)	Net Profit Attributable to the Owner of Parent Company in 2013 (in RMB100 million)	Total Assets as of the end of 2013 (in RMB100 million)
Yueyang Xingchang	Polypropylene resin powder, industrial methanol, methyl tert-butyl ether, liquefied petroleum gas, industrial hydrogen, propylene, non-woven fabric, woven bag	19.2458	0.6245	7.2759
Maohua Shihua	Polypropylene, a mixture of propane and butane of the LPG commodity, sec-butyl acetate, solvent oil, ethanolamine, isobutane, fine propane, refueling services of gasoline and diesel, LPG loading services	32.4450	0.4827	10.3981
Shenyang Chemical	Caustic soda, chlorine, paste resin, gasoline and diesel, acrylic acid and ester, polyethylene, polyether polyol, lubricant	105.3113	0.3697	70.2097
Huajin	Arbamide (intermediate goods ammonia), methanol; diesel oil, naphtha, mixed C9, C9 fractions, C5 fractions, mixed benzene, petroleum coke and liquefied petroleum gas; polyethylene, polypropylene, styrene, ethylene, petrotoluene, oil mixed xylene, raffinate; butadiene; ABS plastic product	415.5791	-1.5518	284.4403
Yunwei	Carbamide, ammonia, raw coal, calcium carbide, maleic anhydride, coke, tar, methanol, polyvinyl alcohol, soda, raw gas, 1,4-butanediol, ammonium chloride, vinyl acetate, cement, benzene, methyl acetate, restructuring asphalt, carbon black, formaldehyde	84.7401	0.3857	135.7399
Kingfa Sci. and Tech	Retardant resin, reinforced resin, toughened resin, plastic alloy, other finished goods, materials trading	144.2598	7.5495	133.0009
FSPG	Dialysis materials, electrical materials, optical materials and barrier materials, PET chip material, PVC rolling material, s ale and logistic services of the commercial house and store	30.1925	0.7898	51.0633
Guofeng Plastic	Plastic film, plastic building material, calcium carbonate, new wood-plastic material	13.6062	-0.3919	14.2904
Hengyi Petrochemical	Pure terephthalic acid (PTA), polyester chip, polyester bottle chip, polyester pre-oriented yarn (POY), polyester fully drawn yarn (FDY), polyester draw textured yarn (DTY), polyester staple fibre	307.5061	4.2693	238.0554
Rongsheng Petrochemical	Pure terephthalic acid (PTA), polyester fully drawn yarn (FDY), polyester pre-oriented yarn (POY), polyester draw textured yarn (DTY), and other various kinds of polyester filaments, PET chip	293.5606	2.3017	283.6809
Tongkun Group	Polyester Yarn	221.3787	0.7195	154.0952
Yizheng Chemical Fibre	Polyester chip, bottle grade chip, polyester staple fibre, polyester hollow fibre, polyester filament	176.7717	-14.5422	106.2930

Attachment:

Sinopec Shanghai Petrochemical Company Limited

List of Participants in Initial Grant under A Share Option Incentive Plan

Serial No.	Name	Type	Division and Title
1	Wang Zhiqing	Executive	The Company’s Chairman, President and Deputy Secretary of the Communist Party Committee
2	Gao Jinping	Executive	The Company’s Vice Chairman, Secretary of the Communist Party Committee and Vice President
3	Ye Guohua	Executive	The Company’s Staff Representative Director and Chief Financial Officer
4	Jin Qiang	Executive	The Company’s Executive Director and Vice President
5	Guo Xiaojun	Executive	The Company’s Executive Director and Vice President
6	Jin Wenmin	Key management personnel	The Company’s Assistant to President cum Director of the Production Division
7	Wang Peilin	Key management personnel	The Company’s Deputy Chief Engineer cum Director (President) of the Sales Division (Distribution Company)
8	Ren Guoqiang	Key management personnel	The Company’s Deputy Chief Engineer cum Director of Technology Development Division, Vice-chairman of Association for Science
9	Yu Yunxiang	Key management personnel	The Company’s Deputy Chief Engineer cum Director of the Equipment & Power Division
10	Hua Xin	Key management personnel	The Company’s Assistant Financial Controller cum Director of the Financial Division
11	He Jiming	Key management personnel	The Company’s Deputy Chief Engineer cum President and Deputy Secretary of the Communist Party Committee General Branch of Jin Mao Company
12	Lin Baohua	Key management personnel	The Company’s Deputy Chief Engineer cum Director of the Development & Planning Division
13	Zhou Jun	Key management personnel	The Company’s Assistant Director of Security and Director of the Safety and Environmental Protection Supervision Division
14	Tang Weizhong	Executive	The Company’s Secretary of the Board of Directors cum Director of the Board Secretariat and Director of the Foreign Affairs Office
15	Lin Minjie	Key management personnel	The Company’s Deputy Director of the Board Secretariat and Deputy Director of the Foreign Affairs Office
16	Tan Biqing	Key management personnel	The Company’s Director of the President Office
17	Xie Jing	Key management personnel	The Company’s Deputy Director of the President Office
18	Zhang Huiyue	Key management personnel	The Company’s Deputy Director of the Production Division cum Director of the Energy Office
19	Gao Yuyan	Key management personnel	The Company’s Deputy Director of the Production Division
20	Zhang Feng	Key management personnel	The Company’s Deputy Director of the Financial Division
21	Yang Yating	Key management personnel	The Company’s Deputy Director of the Financial Division
22	Yuan Yongjun	Key management personnel	The Company’s Director of the Enterprise Management Division
23	Song Numing	Key management personnel	The Company’s Deputy Director of the Enterprise Management Division
24	Liu Wei	Key management personnel	The Company’s Deputy Director of the Enterprise Management Division
25	Zhang Shuiming	Key management personnel	The Company’s Deputy Director of the Enterprise Management Division cum Director of the Legal Affairs Office
26	Qu Yonglu	Key management personnel	The Company’s Director of the Cadre Division, Minister of the Organization Division, Director of the United Front Work Division and Director of the Veteran Office
27	Gong Xiaowei	Key management personnel	The Company’s Deputy Director of the Cadre Division and Vice-minister of the Organization Division
28	Zhu Liqun	Key management personnel	The Company’s Director of the Human Resources Division
29	Jin Feng	Key management personnel	The Company’s Deputy Director of the Human Resources Division

30	Wang Yiguan	Key management personnel	The Company’s Deputy Director of the Development & Planning Division
31	Tian Liang	Key management personnel	The Company’s Deputy Director of the Development & Planning Division
32	Gao Yong	Key management personnel	The Company’s Director of the Planning Division
33	Ma Fengliang	Key management personnel	The Company’s Deputy Director of the Planning Division
34	Wang Jiangang	Key management personnel	The Company’s Deputy Director of the Technology Development Division (Remuneration for Leader)
35	Guo Shizhuo	Key management personnel	The Company’s Chief Engineer of the Technology Development Division (Remuneration for Leader)
36	Zhou Jilin	Key management personnel	The Company’s Deputy Director of the Technology Development Division and Vice-chairman of the Association for Science (Remuneration for Leader)
37	Zhu Linsong	Key management personnel	The Company’s Deputy Director of the Equipment & Power Division
38	Chen Bing	Key management personnel	The Company’s Deputy Director of the Equipment & Power Division
39	Li Weidong	Key management personnel	The Company’s Deputy Director of the Safety & Environmental Protection Division
40	Guo Zhihong	Key management personnel	The Company’s Deputy Director of the Safety & Environmental Protection Division
41	Xu Jinsong	Key management personnel	The Company’s Director of the Audit Division
42	Gu Daogen	Key management personnel	The Company’s Deputy Director of the Audit Division
43	Zhang Maoying	Key management personnel	The Company’s Deputy Director of the Engineering Division (Preside over the work)
44	Xu Fubiao	Key management personnel	The Company’s Deputy Director of the Engineering Division
45	Xi Zhijun	Key management personnel	The Company’s Deputy Director of the Engineering Division
46	Yang Jingjie	Key management personnel	The Company’s Deputy Director of the Information Division (Preside over the work)
47	Lv Xiangrong	Key management personnel	The Company’s Deputy Director of the Communist Party Committee Office (Preside over the work)
48	Zhu Yanbo	Key management personnel	The Company’s Deputy Director of the Communist Party Committee Office, Deputy Secretary of Communist Party Committee of the Organ, Director of the Labor Union of the Organ
49	Yu Guangxian	Key management personnel	The Company’s Director of the Propaganda Division, Director of the Enterprise Culture Division cum Director of the News Center
50	Gu Qunhe	Key management personnel	The Company’s Director of the Propaganda Division and Director of the Enterprise Culture Division
51	Chen Hongjun	Key management personnel	The Company’s Vice-chairman of the Labor Union
52	Li Yijun	Key management personnel	The Company’s Deputy Secretary of the Communist Youth League Committee (Preside over the work)
53	Chen Yong	Key management personnel	The Refining Division’s Manager cum Deputy Secretary of the Communist Party Committee
54	Ding Yonghui	Key management personnel	The Refining Division’s Secretary of the Communist Party Committee of cum Deputy Manager
55	Li Zhihua	Key management personnel	Deputy Manager of the Refining Division
56	Wu Jinlong	Key management personnel	Deputy Manager of the Refining Division
57	Cai Yuanqing	Key management personnel	Deputy Manager of the Refining Division
58	Sheng Lixin	Key management personnel	The Refining Division’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union
59	Shi Exiao	Key management personnel	The Alkene Division’s Manager cum Deputy Secretary of the Communist Party Committee
60	Wu Weikang	Key management personnel	The Alkene Division’s Secretary of the Communist Party Committee cum Deputy Manager

61	Yu Wenyuan	Key management personnel	Deputy Manager of the Alkene Division
62	Zhang Lijun	Key management personnel	Deputy Manager of the Alkene Division
63	Zhu Jiahua	Key management personnel	The Alkene Division’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union
64	Li Libo	Key management personnel	The Aromatics Division’s Manager cum Deputy Secretary of the Communist Party Committee
65	Fu Jun	Key management personnel	The Aromatics Division’s Secretary of the Communist Party Committee cum Deputy Manager
66	Shen Wenhua	Key management personnel	Deputy Manager of the Aromatics Division
67	Yun Hong	Key management personnel	Deputy Manager of the Aromatics Division
68	Ma Zhijun	Key management personnel	Deputy Manager of the Aromatics Division
69	Yang Peiqing	Key management personnel	The Aromatics Division’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union
70	Zhao Chun	Key management personnel	The Chemical Division’s Manager cum Deputy Secretary of the Communist Party Committee
71	Su Jianping	Key management personnel	The Chemical Division’s Secretary of the Communist Party Committee cum Deputy Manager, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union
72	Diao Chunxia	Key management personnel	Chief Engineer of the Chemical Division
73	Wang Zhongliang	Key management personnel	Deputy Manager of the Chemical Division
74	Chen Jun	Key management personnel	Deputy Manager of the Chemical Division
75	Sun Shengkang	Key management personnel	The Acrylic Division’s Manager cum Secretary of the Communist Party Committee
76	Huang Xiangyu	Key management personnel	Chief Engineer the Acrylic Division cum Director of the Acrylic Research Institute, Director of the Major Laboratory of Sinopec Carbon Fibre and its Composite Materials
77	Chen Daojiang	Key management personnel	Deputy Manager of the Acrylic Division
78	Zhu Eta	Key management personnel	The Acrylic Division’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union
79	Lin Yongming	Key management personnel	The Polyester Division’s Manager cum Deputy Secretary of the Communist Party Committee
80	Tang Yuehua	Key management personnel	The Polyester Division’s Secretary of the Communist Party Committee cum Deputy Manager
81	Shen Wei	Key management personnel	Chief Engineer of the Polyester Division cum Director of the Polyester Research Institute
82	Lin Wumin	Key management personnel	Deputy Manager of the Polyester Division
83	Sun Xuhui	Key management personnel	The Plastic Division’s Manager and Deputy Secretary of the Communist Party Committee
84	Lu Qiuhuan	Key management personnel	The Plastic Division’s Secretary of the Communist Party Committee cum Deputy Manager
85	Zhou Hao	Key management personnel	Chief Engineer of the Plastic Division cum Director of the Plastic Research Institute
86	Wang Wenlei	Key management personnel	The Plastic Division’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union
87	Lu Minhao	Key management personnel	The Thermoelectric Division’s Manager and Deputy Secretary of the Communist Party Committee
88	Wang Bingyu	Key management personnel	The Thermoelectric Division’s Secretary of the Communist Party Committee cum Deputy Manager
89	Cai Changzhong	Key management personnel	Chief Engineer of the Thermoelectric Division

90	Zhou Jian	Key management personnel	Deputy Manager of the Thermoelectric Division
91	Li Shantao	Key management personnel	Deputy Manager of the Thermoelectric Division
92	Cao Zubin	Key management personnel	The Thermoelectric Division’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union
93	Lu Zhengming	Key management personnel	The Material Supply Company’s President and Deputy Secretary of the Communist Party Committee, Director of the Material Supply Division
94	Shen Yuexing	Key management personnel	The Material Supply Company’s Secretary of the Communist Party Committee and Vice President, Deputy Director of the Material Supply Division
95	Xu Jianhua	Key management personnel	Deputy Director (Vice President) of the Material Supply Division (Material Supply Company)
96	Zhou Guorao	Key management personnel	Deputy Director (Vice President) of the Material Supply Division (Material Supply Company)
97	Zhou Jianjun	Key management personnel	The Material Supply Company’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union
98	Ni Jianping	Key management personnel	The Distribution Company’s Secretary of the Communist Party Committee General Branch cum Vice President and Chairman of the Labor Union, Deputy Director of the Sales Division of the Company
99	Pei Feng	Key management personnel	Deputy Director (Vice President) of the Sales Division of the Company (Distribution Company)
100	Zhu Liancai	Key management personnel	Deputy Director (Vice President) of the Sales Division of the Company (Distribution Company)
101	Gu Chaoran	Key management personnel	The Investment and Development Company’s President cum Deputy Secretary of the Communist Party Committee and Director of the Capital Operation Division
102	Wang Weihua	Key management personnel	The Investment and Development Company’s Secretary of the Communist Party Committee cum Vice President and Deputy Director of the Capital Operation Division
103	Zhang Yan	Key management personnel	Deputy Director (Vice President) of the Capital Operation Division (Investment and Development Company)
104	Lu Huihui	Key management personnel	Deputy Director (Vice President) of the Capital Operation Division (Investment and Development Company)
105	Huang Lixin	Key management personnel	The Investment and Development Company’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union
106	Huang Qinwei	Key management personnel	The Storage and Transportation Division’s Manager cum Deputy Secretary of the Communist Party Committee
107	Zeng Ying	Key management personnel	The Storage and Transportation Division’s Secretary of the Communist Party Committee cum Deputy Manager
108	Wang Liqun	Key management personnel	Deputy Manager of the Storage and Transportation Division
109	Xu Binyuan	Key management personnel	Deputy Manager of the Storage and Transportation Division
110	Chen Huaping	Key management personnel	The Storage and Transportation Division’s Deputy Secretary of the Communist Party Committee cum Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union
111	Sun Xiaofeng	Key management personnel	The Environmental Protection & Water Division’s Manager cum Deputy Secretary of the Communist Party Committee
112	Gu Pinlin	Key management personnel	The Environmental Protection & Water Division’s Secretary of the Communist Party Committee cum Deputy Manager
113	Cang Yihua	Key management personnel	Deputy Manager of the Environmental Protection & Water Division
114	Gu Weimin	Key management personnel	The Public Utilities Division’s Manager cum Deputy Secretary of the Communist Party Committee
115	Xu Hong	Key management personnel	The Public Utilities Division’s Secretary of the Communist Party Committee cum Deputy Manager
116	Zhang Xiaozhe	Key management personnel	Deputy Manager of the Public Utilities Division
117	Ruan Bin	Key management personnel	Deputy Manager of the Public Utilities Division

118	Shi Xuan	Key management personnel	The Public Utilities Division’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union
119	Xu Huiming	Key management personnel	The Fine Chemicals Division’s Manager cum Deputy Secretary of the Communist Party Committee
120	Sun Chunshui	Key management personnel	Deputy Manager of the Fine Chemicals Division
121	Liu Xunbin	Key management personnel	The Fine Chemicals Division’s Deputy Secretary of the Communist Party Committee cum Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union
122	Tang Jianguang	Key management personnel	The Quality Management Center’s Director cum Deputy Secretary of the Communist Party Committee
123	Peng Kun	Key management personnel	The Quality Management Center’s Secretary of the Communist Party Committee cum Deputy Director, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union
124	Yan Guoliang	Key management personnel	Deputy Director of the Quality Management Center
125	Hu Fenglian	Key management personnel	Deputy Director of the Quality Management Center
126	Huang Fei	Key management personnel	The Statistics Center’s Director cum Deputy Secretary of the Communist Party Committee General Branch
127	Sun Songqing	Key management personnel	The Statistics Center’s Secretary of the Communist Party Committee General Branch cum Deputy Director
128	Chen Wenxun	Key management personnel	Deputy Director of the Statistics Center
129	Wen Zhenli	Key management personnel	The Statistics Center’s Deputy Secretary of the Communist Party Committee General Branch and Chairman of the Labor Union
130	Xiao Yongjin	Key management personnel	Director of the Comprehensive Management Office, Director of the Petitions Office, Director of the Safeguarding Division, Director of the Security Center, Minister of the Armed Forces Department, Secretary of the Communist Party Committee General Branch
131	Shen Xun	Key management personnel	Deputy Director of the Safeguarding Division, Deputy Director of the Comprehensive Management Office, Deputy Minister of the Armed Forces Department, Deputy Director of the Petitions Office, Deputy Director of the Security Center
132	Sheng Deming	Key management personnel	Deputy Director of the Safeguarding Division, Deputy Director of the Comprehensive Management Office, Deputy Minister of the Armed Forces Department, Deputy Director of the Petitions Office, Deputy Director of the Security Center
133	Wen Zhiqing	Key management personnel	The Security Center’s Deputy Secretary of the Communist Party Committee General Branch cum Chairman of the Labor Union
134	Wen Bin	Key management personnel	The Company’s Director of the General Affairs Division, Manager of the Property Company, Secretary of the Communist Party Committee General Branch and Chairman of the Labor Union
135	Lu Ming	Key management personnel	The Company’s Deputy Director of the General Affairs Division and Deputy Manager of the Property Company
136	Zhou Yue	Key management personnel	Director of the Training Center, Deputy Secretary of the Communist Party Committee General Branch, Executive Vice President of the Communist Party Committee School, Dean of the College of Jin Shan Community
137	Lu Zhengwei	Key management personnel	The Training Center’s Secretary of the Communist Party Committee General Branch cum Deputy Director and Vice President of the Communist Party Committee School
138	Dai Jianzhong	Key management personnel	Deputy Director of the Training Center (Remuneration for Leader)
139	Wu Guokui	Key management personnel	Deputy Director of the Training Center
140	Jin Chunyan	Key management personnel	The Training Center’s Deputy Director cum Chairman of the Labor Union
141	Wang Genbao	Key management personnel	The News Center’s Secretary of the Communist Party Committee General Branch cum Deputy Director
142	Zhang Xuhua	Key management personnel	Deputy Director of the News Center
143	Chang Cheng	Key management personnel	The News Center’s Deputy Director cum Chairman of the Labor Union

144	Li Jin	Key management personnel	The Exchange Arrangement Center’s Director cum Deputy Secretary of the Communist Party Committee General Branch and Deputy Director of the Human Resources Department
145	Wu Ping	Key management personnel	The Exchange Arrangement Center’s Secretary of the Communist Party Committee General Branch cum Deputy Director and Chairman of the Labor Union
146	Wu Yuqi	Key management personnel	Deputy Director of the Exchange Arrangement Center
147	Zhang Jie	Key management personnel	Deputy Director of the Exchange Arrangement Center
148	Chen Xiaojin	Key technical personnel	Expert of the Polyester Division
149	Yao Lianjun	Key technical personnel	Expert of the Aromatics Division
150	Lu Baozhong	Key technical personnel	Expert of the Environmental Protection & Water Division
151	Gu Wenlan	Key technical personnel	Expert of the Acrylic Division
152	Xie Jiaming	Key technical personnel	Expert of the Fine Chemicals Division
153	Gong Zhisong	Key technical personnel	Expert of the Thermoelectric Division
154	Zhu Wei	Key skill personnel	Chief Technician of the Thermoelectric Division
155	YU Huijun	Key technical personnel	Director of the Development & Planning Division of the Company
156	Mao Qiangcheng	Key technical personnel	Director of the Board of Supervisors Office (Discipline Supervisory Committee, Supervisor Office) of the Company
157	Zhu Yu	Key technical personnel	Director of the Production Division (Energy Office) of the Company
158	Guo Guiyan	Key technical personnel	Director of the Production Division (Energy Office) of the Company
159	Yuanwenhong	Key technical personnel	Director of the Financial Department of the Company
160	Wang Suhua	Key technical personnel	Director of the Enterprise Management Division (Internal Control Office, Enterprise Management Association) of the Company
161	Zhao Xindi	Key technical personnel	Director of the Human Resources of the Company
162	Wu Jinbiao	Key technical personnel	Director of the Development & Planning Division of the Company
163	Lin Yizhi	Key technical personnel	Director of the Development & Planning Division of the Company
164	Wang Jiyou	Key technical personnel	Director of the Development & Planning Division of the Company
165	Sheng Lixin	Key technical personnel	Director of the Planning Division of the Company
166	Ma Jianxin	Key technical personnel	Director of the Planning Division of the Company
167	Gao Xinmei	Key technical personnel	Director of the Technology Development Division (Association of Science, Technology & Economic Office) of the Company
168	Zhang Lirong	Key technical personnel	Director of the Technology Development Division (Association of Science, Technology & Economic Office) of the Company
169	Xin Zhenhui	Key technical personnel	Director of the Equipment & Power Division of the Company
170	Yan Yongde	Key technical personnel	Director of the Equipment & Power Division of the Company
171	Wang Aiping	Key technical personnel	Director of the Equipment & Power Division of the Company
172	Pan Weiguo	Key technical personnel	Director of the Equipment & Power Division of the Company
173	Fang Zhongqing	Key technical personnel	Director of the Safety & Environmental Protection Supervision Division of the Company
174	Huang Jianqun	Key technical personnel	Director of the Safety & Environmental Protection Supervision Division of the Company
175	Hu Tongli	Key technical personnel	Director of the Safety & Environmental Protection Supervision Division of the Company
176	Ding Weifeng	Key technical personnel	Director of the Board Secretariat (Foreign Affairs Office) of the Company
177	Gong Huijuan	Key technical personnel	Director of the Engineering Division of the Company
178	Wu Yihui	Key technical personnel	Director of the Engineering Division of the Company
179	Zhu Zhenglian	Key technical personnel	Director of the Information Division of the Company
180	Gong Ta	Key technical personnel	Director of the Communist Party Committee Office (Communist Party Committee of the Organ) of the Company

181	Wu Meifang	Key technical personnel	Director of the Refining Division
182	Jiang Hongjun	Key technical personnel	Director of the Refining Division
183	Qu Jianxin	Key technical personnel	Director of the Refining Division
184	Dong Biao	Key technical personnel	Director of the Refining Division
185	Zhou Chun	Key technical personnel	Director of the Alkene Division
186	Shen Wei	Key technical personnel	Director of the Public Utilities
187	Tang Zhongmin	Key technical personnel	Director of the Alkene Division
188	Zeng Haiying	Key technical personnel	Director of the Aromatics Division
189	Zhang Zhuanhua	Key technical personnel	Director of the Chemical Division
190	Wei Yongmei	Key technical personnel	Director of the Chemical Division
191	Zhu Zheng	Key technical personnel	Director of the Chemical Division
192	Wu Hongwei	Key technical personnel	Director of the Chemical Division
193	Pan Yumei	Key technical personnel	Director of the Acrylic Division
194	Sun Minquan	Key technical personnel	Director of the Acrylic Division
195	Yang Wenhua	Key technical personnel	Director of the Acrylic Division
196	Zhang Fangtai	Key technical personnel	Director of the Acrylic Division
197	Wu Yurong	Key technical personnel	Director of the Polyester Division
198	Yu Xiaosan	Key technical personnel	Director of the Polyester Division
199	Sun Yi	Key technical personnel	Director of the Polyester Division
200	Chen Xiao	Key technical personnel	Director of the Polyester Division
201	Wang Chundi	Key technical personnel	Director of the Plastic Division
202	Xu Hui	Key technical personnel	Director of the Plastic Division
203	Tao Hong	Key technical personnel	Director of the Plastic Division
204	Wang Ronghe	Key technical personnel	Director of the Plastic Division
205	Chen Cuiqing	Key technical personnel	Director of the Thermoelectric Division
206	Yu Wei	Key technical personnel	Director of the Thermoelectric Division
207	Wang Jianguo	Key technical personnel	Director of the Environmental Protection & Water Division
208	Chen Jianguo	Key technical personnel	Director of the Environmental Protection & Water Division
209	Gu Xueming	Key technical personnel	Director of the Fine Chemicals Division
210	Weng Yufei	Key technical personnel	Director of the Fine Chemicals Division
211	Chen Hongjun	Key technical personnel	Director of the Fine Chemicals Division
212	Jin Yuping	Key technical personnel	Director of the Material Supply Division
213	Dai Chunping	Key technical personnel	Director of the Material Supply Division
214	Jiang Ruoping	Key technical personnel	Director of the Quality Management Center
215	Zhu Qing	Key technical personnel	Director of the Quality Management Center
216	Tan Weiming	Key technical personnel	Director of the Statistics Center
217	Xu Yueying	Key technical personnel	Director of the Statistics Center
218	Liu Cihua	Key technical personnel	Director of the Safeguarding Division
219	Lu Yaoxing	Key technical personnel	Director of the Training Center
220	Song Youguo	Key skill personnel	Chief Technician of the Alkene Division
221	Ying Enfang	Key skill personnel	Chief Technician of the Aromatics Division
222	Lu Zhenglong	Key skill personnel	Chief Technician of the Chemical Division
223	Li Wenjing	Key skill personnel	Chief Technician of the Acrylic Division
224	Shen Zheping	Key skill personnel	Chief Technician of the Polyester Division
225	Gu Weidong	Key skill personnel	Chief Technician of the Plastic Division
226	Lu Dingliang	Key skill personnel	Chief Technician of the Plastic Division
227	Yao Wen	Key skill personnel	Chief Technician of the Thermoelectric Division
228	Chen Xiangyuan	Key skill personnel	Chief Technician of the Public Utilities Division